Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 MAR 22 AM 8:49

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 13, 2002

Exemption No. 82-4163

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

02028071

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

SUPPL

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 150,000 common shares of Outlook Resources Inc. (the "Company") were issued to **GPI Management Group Inc.**, c/o Suite 1220, The Thomson Building, 65 Queen Street West, Toronto, Ontario, M5H 2M5 at a price of $0.10 per share on March 13, 2002 pursuant to the exemptions relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED
APR 19 2002
THOMSON FINANCIAL

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\CANTEX\mar1302gpieso.wpd

4/10

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 13, 2002

Exemption No. 82-4163

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 150,000 common shares of Outlook Resources Inc. (the "Company") were issued to **GPI Management Group Inc.**, c/o Suite 1220, The Thomson Building, 65 Queen Street West, Toronto, Ontario, M5H 2M5 at a price of $0.10 per share on March 13, 2002 pursuant to the exemptions relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\CANTEX\mar1302gpieso.wpd